Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

Cryptex Digital Market Cap ETF

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Exchange-Traded Vehicle Securities	Cryptex Digital Market Cap ETF	(1)	457(u)		$	$			$

Total Offering Amounts:								$0.00			0.00
Total Fees Previously Paid:
Total Fee Offsets:
Net Fee Due:											$0.00

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Offering Note(s)

(1)	The amended registration statement covers an indeterminate amount of securities to be offered or sold and the filing fee will be calculated and paid in accordance with Rule 456(d) and Rule 457(u).